Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

CLEARY GOTTLIEB STEEN & HAMILTON LLP

AMERICAS NEW YORK SAN FRANCISCO SÃO PAULO SILICON VALLEY WASHINGTON, D.C. ASIA BEIJING HONG KONG SEOUL	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +1 212 225 2864 jkarpf@cgsh.com	EUROPE & MIDDLE EAST ABU DHABI BRUSSELS COLOGNE FRANKFURT LONDON MILAN PARIS ROME

December 20, 2024

BY EDGAR CONFIDENTIAL SUBMISSION OF LETTER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claudia Rios

Liz Packebusch

Ranjit Singh Pawar

Kimberly Calder

John Coleman

Re:	Titan America SA

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted December 3, 2024

CIK No. 0002035304

Ladies and Gentlemen:

On behalf of our client, Titan America SA (the “Company”), we wish to inform you that the Company has confidentially submitted a revised draft of the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) which relates to a proposed initial public offering of common shares of the Company. The Revised Draft Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated December 17, 2024 as well as certain updated and supplemental information.

We have reproduced below in bold the Staff’s comments and have provided the Company’s responses following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Revised Draft Registration Statement. Unless otherwise indicated, page number references below refer to the Revised Draft Registration Statement.

Confidential Treatment Requested by Titan America SA

CIK No. 0002035304

Revised Draft Registration Statement on Form F-1

Business, page 143

1.

We note you present Free Cash Flow and Ratio of Net Debt to Adjusted EBITDA, non-IFRS financial measures, for 2023 without the most directly comparable IFRS financial measures. Please revise your disclosure to present, with equal or greater prominence, the most directly comparable IFRS financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 143.

Consolidated Financial Statements

General, page F-1

2.

As this is an initial public offering, your audited financial statements may be no older than 12 months at the time of filing and effectiveness. However, if you are able to represent that you are not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship, the last year of audited financial statements may be no older than 15 months at the time the registration statement is declared effective. If applicable, your representation should be filed as an exhibit to the registration statement. Refer to the Instructions to Item 8.A.4 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has respectfully submitted representations that the Company is not required to comply with the requirement provided in Item 8.A.4 of the Form 20-F in any other jurisdiction outside the United States and that complying with the requirement is impracticable and involves undue hardship as Exhibit 99.1 to the Revised Draft Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Financial Position, page F-7

3.

We note your related party transactions disclosure on page F-59. Please disclose related party amounts on the face of your balance sheets, statements of operations and comprehensive income and statements of cash flows, as applicable. Refer to Rule 4- 08(k) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company respectfully acknowledges the comment and advises the Staff that the Company reviewed Rule 4-08(k) of Regulation S-X and does not believe it is applicable as Topic 6320.6 of the Division of Corporation Finance Financial Reporting Manual states that foreign private issuers that file financial statements prepared in accordance with IFRS as issued by International Accounting Standards Board (“IASB”) must comply with IASB requirements for form and content within the financial statements, rather than with the specific presentation and disclosure provisions in, inter alia, Article 4. The Company also reassessed its disclosures pursuant to International Accounting Standards 1, Presentation of Financial Statements, and 24, Related Party Disclosures, and confirms the Company has appropriately disclosed and separately quantified related party transactions in Note 23 to the annual consolidated financial statements, which are included in the Registration Statement.

* * * *

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Jeffrey D. Karpf at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2864 or jkarpf@cgsh.com or Lillian Tsu at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2130 or ltsu@cgsh.com.

Very truly yours,

/s/ Jeffrey D. Karpf
Jeffrey D. Karpf Partner

cc:	Bill Zarkalis

Chief Executive Officer, Titan America SA

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP